FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September 2008
CGG-Veritas
Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Extension of High Channel Count
High-Productivity Seismic Acquisition
Multi-Year Contract in Oman
PARIS, France – September 30th 2008
CGGVeritas (ISIN: 0000120164 – NYSE: CGV) has been awarded a multi-year contract extension by Petroleum Development Oman (PDO) to undertake a high-productivity high-density onshore seismic acquisition project in Oman. In addition to increasing the number of active vibrator fleets, the extension doubles crew capacity to 25,000 channels, making it the largest high-resolution seismic operation in Oman. Work under the new configuration will commence at the beginning of 2009 and is expected to continue through the first quarter of 2011. This step change in crew configuration follows the recent update to 24-hour operations in Oman, another significant advance.
According to Robert Brunck, Chairman and CEO of CGGVeritas: “This multiyear project underlines the confidence PDO has in our expertise and we are very proud to have the opportunity to strengthen our long term relationship and perform this high-density / high productivity survey. The award further extends our leadership position in the high-end segment of the market and confirms the long-term commitment of CGGVeritas and its regional joint venture Ardiseis in Oman and the wider Middle East
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: September 30th, 2008

By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development
& training, Communication and Audit